____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer doubles its service center capacity by expanding maintenance and customer support capabilities in the USA

Embraer is expanding with 3 additional MRO facilities in Texas, Ohio, and Florida

Melbourne, Florida, December 20, 2023 – Embraer (NYSE: ERJ, B3: EMBR3) announced today that it is doubling its maintenance service capacity in the United States, to support the continued growth of its executive jets’ customer base through the addition of three Executive Aviation Maintenance, Repair and Overhaul (MRO) facilities in Dallas Love Field, TX, Cleveland, OH, and Sanford, FL.

“We are pleased to offer additional service locations for our customers as we will significantly expand the capacity, capability, and footprint of our MRO network in the USA. Our Executive Jets fleet has been growing rapidly over the last several years as strong demand continues across the entire product portfolio. This expansion will provide immediate additional capacity and ensures that we are poised to care for our valued customers and strategically grow for many years to come,” says Frank Stevens, Vice President MRO Services, Embraer Services and Support.

Embraer will also substantially increase its Mobile Response network by 28 teams, and enlarge its capabilities including access to interior services, paint, and component repairs as part of this expansion. Service at these locations is set to begin in the second quarter of 2024. Embraer currently has three owned U.S.-based service centers dedicated to its executive jet customers located in Mesa, AZ, Melbourne, FL, and Fort Lauderdale, FL. Further, the company has 24 authorized service centers for its executive jets across the USA.

About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology—all the while incorporating sustainable and socially responsible practices. As a global company with more than 54 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, technology and comfort. Its portfolio consists of the Phenom 100EX, which offers unmatched cabin comfort, the highest levels of operational versatility and enhanced pilot-centric avionics; the Phenom 300E, which is the best-selling light jet for the past 11 consecutive years; and the Praetor 500 and the Praetor 600, the most disruptive and technologically advanced midsize and super-midsize business jets, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations